FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated April 14, 2026

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

Banco de España has formally notified the new binding minimum requirement for own funds and eligible liabilities (“MREL”), both total and subordinated, for the resolution group headed by Banco Santander1 (the “Resolution Group”), which has been determined by the Single Resolution Board (“SRB”) and is applicable upon receipt of the notification. This notification (the “current notification”) replaces and supersedes the previously applicable notification which was announced as other relevant information on 7 May 2025 (CNMV registration number 34598) (the “former notification”).

The MREL requirement (“Total MREL”) is expressed as a percentage of the Resolution Group’s total risk-weighted assets (Total Risk Exposure Amount, “TREA”) and of leverage exposure (Leverage Ratio Exposure, “LRE”) as of 31 December 2024. Within this Total MREL, a requirement which must be met through own funds and subordinated eligible liabilities (“Subordinated MREL”) has been determined.

In accordance with the current notification, the Resolution Group must comply with the following MREL requirements2.

	Requirement in terms of ‘TREA’ (Total Risk-Weighted Assets)		Own funds and eligible liabilities in terms of ‘TREA’
	New requirement	Requirement prior to notification	As of 31 December 2025
Total MREL	31.17%	31.92%	39.73%
Subordinated MREL	11.56%	10.95%	34.04%

	Requirement in terms of ‘LRE’ (Leverage Ratio Exposure)		Own funds and eligible liabilities in terms of ‘LRE’
	New requirement	Requirement prior to notification	As of 31 December 2025
Total MREL	11.86%	12.75%	15.25%
Subordinated MREL	6.11%	6.27%	13.06%

The Total MREL requirement and the Subordinated MREL requirement in terms of TREA do not include the applicable Combined Buffer Requirement. The Combined Buffer Requirement, applicable to the TREA in accordance with the applicable regulation and the supervisory criteria, is currently 4.42%. Total MREL requirement in terms of TREA plus the Combined Capital Buffer is 35.59%.

As of 31 December 2025, the structure of own funds and eligible liabilities of the Resolution Group meets the requirements of Total MREL and Subordinated MREL3.

Boadilla del Monte (Madrid), 14 April 2026

1 In accordance with the Multiple Point of Entry (“MPE”) resolution strategy of Grupo Santander as determined by the SRB:

- the Resolution Group is composed of Banco Santander and its relevant subsidiaries belonging to the same resolution group, mainly the entities of the sub-groups headed by Santander Consumer Finance, S.A., Open Bank, S.A. and Santander Totta SGPS, S.A. (the “Resolution Group”); and

- a portion of the MREL requirement is calculated based on the intragroup exposures between the Resolution Group and the other resolution groups of Grupo Santander.

2 The Total MREL requirement has been determined by the SRB considering (i) a downward adjustment of 20% of the market confidence charge (“MCC”), according to Article 12d(3) of Regulation (EU) 806/2014 and the SRB 2024 MREL Policy, (ii) an adjusted regime related to holdings of eligible liabilities instruments applicable to 50% of Banco Santander México, S.A. (which does not belong to the Resolution Group), in accordance with articles 72e(4) and 477a of Regulation (EU) 575/2013, and (iii) the completion of the sale of 49% of the share capital of Santander Bank Polska S.A. to Erste Group Bank AG. Factors (i) and (ii) were already considered for the requirement prior to the current notification, while factor (iii) has been incorporated into the new requirement.

3 As of 31 December 2025, with 11 resolution groups:

-	The TREA total amount of the Resolution Group was EUR 425,530 million; and

-	The LRE total amount of the Resolution Group was EUR 1,108,944 million.

IMPORTANT INFORMATION

Non-IFRS Financial Indicators and Alternative Performance Measures

In addition to the financial information prepared in accordance with the International Financial Reporting Standards (IFRS) and derived from our financial statements, this document includes certain Alternative Performance Measures (APMs), as defined in the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority (ESMA) on October 5, 2015, as well as certain non-IFRS financial indicators. The financial measures contained in this consolidated management report that are considered APMs and non-IFRS financial indicators have been prepared based on the financial information of Grupo Santander but are not defined or detailed within the applicable financial reporting framework and have not been audited or reviewed by our auditors.

We use these APMs and non-IFRS financial indicators to plan, monitor, and assess our performance.

We believe that these APMs and non-IFRS financial indicators are useful in enabling the management team and investors to compare operational performance across periods.

However, these APMs and non-IFRS financial indicators are considered supplementary information and are not intended to replace IFRS measures. Furthermore, other companies, including some in our sector, may calculate such measures differently, which reduces their usefulness for comparative purposes. APMs that use sustainability-related designations are not calculated in accordance with the Taxonomy Regulation or the SFDR adverse impact indicators. For more information on the APMs and non-IFRS financial indicators used, including their definition or a reconciliation between the applicable management indicators and the financial information presented in the consolidated financial statements prepared under IFRS, please refer to Section 6-"Alternative Performance Measures (APMs)" in the "Economic and Financial Report" chapter, and Note 9: "Alternative Performance Measures (APMs)" in the "Sustainability Report" chapter, both of which are included in the 2025 Annual Report, published on February 25, 2026 (http://www.santander.com/content/dam/santander-com/en/documentos/informe-financiero-anual/2025/ifa-2025-consolidated-annual-financial-report-en.pdf) .. The ordinary measures included in this document are non-IFRS measures.

Does Not Constitute an Offer of Securities

Neither this document nor the information contained herein constitutes an offer to sell or a solicitation of an offer to purchase securities.

Past Performance Is Not Indicative of Future Results

Statements regarding historical performance or growth rates are not intended to imply that future performance, stock price, or future results (including earnings per share) for a given period will necessarily match or exceed those of a previous period. Nothing in this document should be construed as a profit forecast.

Third-Party Information

In this document, Santander references and relies on certain information and statistical data obtained from publicly available sources and third parties, which it considers to be reliable. Neither Santander nor its directors, management, or employees have independently verified the accuracy or completeness of such information, nor do they guarantee its quality, adequacy, legality, accuracy, or completeness, nor do they assume any obligation to update such information after the date of this document. Santander shall not be held liable under any circumstances for the use of such information, for any decision or action taken by any party based on such information, or for any errors, inaccuracies, or omissions in such information. The publicly available sources and third parties referenced or cited in this document retain all rights with respect to such information, and the use of such information should not be construed as granting any license to any third party.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 14, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance